

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

December 28, 2023

Scott Absher
Chief Executive Officer
ShiftPixy, Inc.
4101 NW 25th Street
Miami, FL 33142

> **Re: ShiftPixy, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2023**
> **File No. 333-276208**

Dear Scott Absher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Jeff Cahlon